UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 20)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,528,187
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,528,187
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,528,187
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Based on 30,749,914 shares of common stock outstanding as of October 31, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,751,584 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,751,584 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,751,584 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 49,500 shares of the Issuer’s common stock underlying 49,500 options directly held and 173,897 shares of the Issuer’s common stock directly held by FBB Associates.
(2)	Based on 30,749,914 shares of common stock outstanding as of October 31, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

(3)	SCHEDULE 13D

CUSIP No. 37244C101	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,702,739 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,702,739 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,702,739 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 173,897 shares of the Issuer’s common stock directly held by FBB Associates.
(2)	Based on 30,749,914 shares of common stock outstanding as of October 31, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

SCHEDULE 13D

CUSIP No. 37244C101	Page 5 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB Associates 13-3843860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 30,749,914 shares of common stock outstanding as of October 31, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

Amendment No. 20 to Schedule 13D

This Amendment No. 20 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB” and together with the Adviser, Julian C. Baker and Felix J. Baker, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of Transaction

Baker Brothers Life Sciences, L.P.(“Life Sciences”), 667, L.P.(“667”), Baker Tisch Investments, L.P.(“Baker Tisch”), Baker Bros. Investments, L.P.(“Baker Bros. Investments”), Baker Bros. Investments II, L.P.(“Baker Bros. Investments II”), and 14159, L.P.(“14159” and together with Life Sciences, 667, Baker Tisch, Baker Bros. Investments and Baker Bros. Investments II, “the Funds”) hold the securities for investment purposes. Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business and prospects of Genomic Health, Inc. (the “Issuer”), other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j).

Depending upon their assessments of the above factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including assessing whether to make suggestions to the management of the company regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 20 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based upon 30,749,914 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2012. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,608,497	5.2%
Baker Brothers Life Sciences, L.P.	10,262,925	33.4%
14159, L.P.	275,469	0.9%
Baker/Tisch Investments, L.P.	194,161	0.6%

On April 12, 2012, the Adviser, the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

The Adviser, and Felix J. Baker and Julian C. Baker, as principals of the Adviser, may be deemed to be beneficial owners of shares of Common Stock directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Adviser, Felix J. Baker and Julian C. Baker each disclaim beneficial ownership of the securities held by each of the Funds and FBB, and this Amendment No. 20 shall not be deemed an admission that any of the Adviser, Felix J. Baker or Julian C. Baker is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Felix J. Baker also serves on the Compensation Committee of the Issuer’s Board of Directors.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the three days preceding the filing of this statement using working capital of the applicable purchasing Fund. The transactions in common stock effected the fourth to sixtieth days are disclosed on the previous Schedule 13D filed on February 11, 2013. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
667, L.P.	2/13/2013	1,947	Purchase	28.5805	1
Baker Brothers Life Sciences, L.P.	2/13/2013	14,878	Purchase	28.5805	1
14159, L.P.	2/13/2013	375	Purchase	28.5805	1
667, L.P.	2/14/2013	3,940	Purchase	28.4311	2
Baker Brothers Life Sciences, L.P.	2/14/2013	30,102	Purchase	28.4311	2
14159, L.P.	2/14/2013	758	Purchase	28.4311	2

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.49 to $28.75. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.32 to $28.5. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Not applicable

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1 Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner